UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Carbonite, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

141337105

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
Telephone: (415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Crosslink Capital, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,988,578
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,988,578

11.	Aggregate Amount Beneficially Owned by Each Reporting Person1,988,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	8.3%

14.	Type of Reporting Person (See Instructions)	CO, IA

Item 1.                      Security and Issuer

This statement relates to shares of Common Stock (the “Stock”) of Carbonite, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 177 Huntington Avenue, Boston, MA  02116.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)
Crosslink Capital, Inc. (“Crosslink”), Crosslink Ventures V Holdings, L.L.C., a Delaware limited liability company (“Ventures V Holdings”), Crossover Fund V Management, L.L.C. , a Delaware limited liability company (“Crossover V Management”), Crossover Fund VI Management, L.L.C., a Delaware limited liability company (“Crossover VI Management”) and Michael J. Stark, a U.S. citizen (collectively, the “Crosslink Affiliates”).  Crosslink is filing this Schedule 13D on behalf of itself and the other Crosslink Affiliates.

(b)	The business address of Crosslink and the Crosslink Affiliates is:

Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.

(c)	Present principal occupation or employment of the Crosslink Affiliates and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Crosslink is the investment adviser to investment funds (the “Funds”), of which Ventures V Holdings, Crossover V Management or Crossover VI Management is the general partner, manager or holder of Class B Units.  Mr. Stark is the control person of Crosslink, Ventures V Holdings, Crossover V Management and Crossover VI Management.  Gary Hromadko, a U.S. citizen and an affiliate of Crosslink, is a director of the Issuer and is the representative of the Crosslink Affiliates.

(d)	During the last five years, none of the Crosslink Affiliates has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of Crosslink or the Crosslink Affiliates was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Items 2(a) and 2(c).

Item 3.                      Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

Crosslink	AF(1)	$ 21,250,018
Ventures V Holdings	AF(1)	$ 10,625,009 (2)
Crossover V Management	AF(1)	$ 7,743,299 (2)
Crossover VI Management	AF(1)	$ 2,881,710 (2)

(1)
Purchases were made by the Funds and include amounts paid for shares of the Issuer’s Series D Preferred Stock, each share of which was automatically converted into three shares of the Stock on the completion of the Issuer’s initial public offering.

(2)	These amounts are included in the amount shown for Crosslink.

Item 4.                      Purpose of Transaction

None of Crosslink or the Crosslink Affiliates has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of Crosslink’s advisory clients for the purpose of investment.  Other than as described herein, none of Crosslink or the Crosslink Affiliates has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.  Gary Hromadko, an affiliate of Crosslink, is a member of the board of directors of the Issuer.  As such, Mr. Hromadko considers and votes on, and may discuss with other members of such board or stockholders, matters that may come or have come before the board.  Mr. Hromadko reserves all rights of a member of the board of directors.

Crosslink may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer.  It also may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner.  Crosslink’s advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or Crosslink consider to be in the interests of such clients.

Item 5.                      Interest in Securities of the Issuer

The Stock reported as beneficially owned by Crosslink on its cover page includes the shares of Stock also beneficially owned by the Crosslink Affiliates listed below.

1.	Ventures V Holdings
(a)           Amount of stock beneficially owned:  994,289
(b)           Percent of class:  4.1
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  994,289
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  994,289

2.	Crossover V Management
(a)           Amount of stock beneficially owned:  706,118
(b)           Percent of class:  2.9
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  706,118
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  706,118

3.	Crossover VI Management
(a)           Amount of stock beneficially owned:  288,171
(b)           Percent of class:  1.2
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  288,171
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of: 288,171

4.           Michael J. Stark
(a)           Amount of stock beneficially owned:  1,988,578
(b)           Percent of class:  8.3
(c)           Number of shares as to which the person has:
(i)           Sole power to vote or direct the vote:  0
(ii)           Shared power to vote or direct the vote:  1,988,578
(iii)           Sole power to dispose or direct the disposition of:  0
(iv)           Shared power to dispose or direct the disposition of:  1,988,578

The Crosslink Affiliates effected the following transactions in the Stock in the 60 days before the date that this Schedule 13D was filed.

Name	Purchase or Sale	Date	Ventures V Holdings	Crossover V Management	Crossover VI Management	Price per Share

Crosslink	Purchase	8/11/11	500,000	211,829	288,171	$10 (1)
Crosslink	N/A	8/16/11	494,289	494,289	0	N/A (2)

(1)	These shares were purchased in the Issuer’s initial public offering.
(2)	These shares were issued as a result of the automatic conversion of the Issuer’s Series D Preferred Stock into shares of the Stock on the completion of the Issuer’s initial public offering.

Item 6.Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Crosslink is the investment adviser to the Funds pursuant to an investment management agreement for each Fund that provides to Crosslink the authority, among other things, to invest the assets of such Funds in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment funds.  Ventures V Holdings, Crossover V Management and Crossover VI Management are entitled to allocations based on realized and unrealized gains of Funds of which they are the general partner, manager or holder of Class B Units.

Item 7.                      Material to Be Filed as Exhibits

Exhibit A Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:              August 22, 2011

Crosslink Capital, Inc. By: Jerome S. Contro Chief Operating Officer

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G and all reports on Form 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of any issuer.  For that purpose, the undersigned hereby constitute and appoint Crosslink Capital, Inc., a Delaware corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:           August 22, 2011

Crosslink Capital, Inc. By: Jerome S. Contro, Chief Operating Officer	Crossover Fund V Management, L.L.C. By: Jerome S. Contro, authorized signatory
Crossover Fund VI Management, L.L.C. By: Jerome S. Contro, authorized signatory	Crosslink Ventures V Holdings, L.L.C., By: Jerome S. Contro, authorized signatory
Michael J. Stark